FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  02 July, 2007


                                File no. 0-17630


                              Holding(s) in Company




                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company




2nd July 2007


                            CRH plc ("the Company")

                            -----------------------


The Company received notification today, 2nd July 2007, from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company (together "CGC"), pursuant to Section 67 of the Companies Act 1990, that, as at 27th June 2007, CGC had an interest in 27,072,361 Ordinary Shares of CRH plc representing
4.95 per cent of the Company's issued Ordinary Share Capital. The following schedule of registered holders was attached to the notification:


The Capital Group Companies, Inc. ("CG") holdings:


Holdings by CG Management Companies and Funds:        Number of Shares

Capital Guardian Trust Company                          11,434,221

Capital International Limited                            3,802,014

Capital International S.A.                               1,145,397

Capital International, Inc.                              2,535,710

Capital Research and Management Company                  8,155,019



Capital Guardian Trust Company


Registered Name

State Street Nominees Limited                              138,700
Canary Wharf
27th Floor
1 Canada Square
London E14 5AF
UK

Bank of New York Nominees                                    5,900
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Northern Trust                                             209,709
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK

Chase Nominees Limited                                      84,463
Woolgate House
Coleman Street
London EC2P 2HD
UK

BT Globenet Nominees Limited                                45,034
1 Appold Street
Broadgate
London EC2A 2HE
UK

Investors Bank and Trust Co.                                 8,600

Credit Suisse London Branch                                 64,400
24 Bishopsgate
London EC2N 4BQ
UK

Cede & Co.                                                  51,400
55 Water Street
New York, NY 10006

Northern London                                             55,430

US Trust                                                     1,000

Royal Trust                                                  8,500

Boston Safe Deposit & Trust Co.                             37,600

Nortrust Nominees                                          219,100
155 Bishopsgate
London EC2M 3XS
UK

Pictet and Cie(Baring)                                         800
Baring Bros.
8 Bishopsgate
London EC2N 4AE
UK

Bank of Ireland                                          2,049,798
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Banks plc                                     300,247
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge,
Dublin 4

Morgan Stanley                                               4,600

Mellon Bank                                                 71,700
Global Custody Division
1 Mellon Bank Centre, Room 1310
Pittsburgh, PA 15252-0001

MSS Nominees Limited                                         1,300
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA

J.P. Morgan                                                 12,267

State Street Bank & Trust Co.                              519,519

Wells Fargo                                                  3,100

Deutsche Bank AG                                               200
23 Great Winchester Street
London EC2P 2AX
United Kingdom

State Street Australia Limited                              30,200
Australia

Mellon Bank N.A.                                           240,365
London Branch
London
UK

Alibank Nominees Limited                                 1,021,321
Allied Irish Banks, Stock Exchange and Trust Services
Bank Centre,
PO Box 512
Dublin, Ballsbridge

Bank of Ireland Nominees Limited                         5,480,223
Bank of Ireland
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

Citibank N.A. (Dublin)                                      22,999
IFSC House
Custom House Quay
Dublin 1

AIB Custodial Nominees Limited                               1,900

Mellon Nominees (UK) Limited                                97,800
150 Buchanan Street
Glasgow G1 2DY
United Kingdom

AIB Bank, Dublin                                             5,000

Bermuda Trust (Far East) Limited                            19,606
39/F Edinburgh Tower
The Landmark
15 Queens Road Central
Hong Kong

JP Morgan Chase Bank                                       557,340

RBC Dexia                                                   64,100
71 Queen Victoria Street
London EC4V 4DE
United Kingdom


TOTAL                                                   11,434,221



Capital International Limited


Registered Name

State Street Nominees Limited                               22,600
Canary Wharf
27th Floor, 1 Canada Square
3 Birchin Lane
London EC3V 9BY
UK

Bank of New York Nominees                                1,207,382
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Northern Trust                                             229,763
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK

Chase Manhattan                                             70,200
82 Pitt Street
Sydney, NSW 2000
Australia

Cede & Co.                                                  32,953
55 Water Street
New York, NY 10006

Northern London                                             45,795

Citibank London                                             39,070
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                           89,500
155 Bishopsgate
London EC2M 3XS
UK

Bank of Ireland                                            521,700
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Banks plc                                     523,970
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4

State Street London Limited                                156,541
12-13 Nicholas Lane
London EC4N 78N
UK

MSS Nominees Limited                                        35,900
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA
UK

State Street Bank & Trust Co.                               24,600

Deutsche Bank AG                                           152,300
23 Great Winchester Street
London EC2P 2AX
UK

HSBC Bank plc                                               24,197
Securities Services, Mariner house
Pepys Street
London EC3N 4DA

Mellon Bank NA                                               2,300
London branch
London
UK

Alibank Nominees Limited                                   191,550
Allied Irish Banks, Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4


Bank of Ireland Nominees Limited                           263,231

Bank of Ireland
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

AIB Custodial Nominees Limited                              54,200

Clydesdale Bank plc                                         10,300

JP Morgan Chase Bank                                       103,962


Total                                                    3,802,014


Capital International S.A.


Registered name


Chase Manhattan Luxembourg                                 298,088

Pictet & Cie, Geneva                                         5,300

Brown Bros.                                                 70,500
One Mellon Bank Center
Pittsburgh, PA 15258

Bank of Ireland                                            170,674
International Financial Services Centre
1 Harbourmaster place
Dublin 1

Allied Irish Banks plc                                     396,683
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4

Bank of Ireland Nominees Limited                           130,252
Bank of Ireland
International Financial Services Centre
1 Harbourmaster Place

JP Morgan Chase Bank                                        73,900


TOTAL                                                    1,145,397





Capital International Inc.


Registered name


State Street Nominees Limited                              16,400
Canary Wharf
27th Floor, 1 Canada Sq.
London E14 5AF
UK

Bank of New York Nominees                                  67,910
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Cede & Co.                                                  9,800
55 Water Street
New York, NY 10006

Citibank NA (Hong Kong)                                    93,724
PO Box 14 Citicorp Centre
18 Whitsield Road, Causeway Bay
Hong Kong

Nortrust Nominees                                           3,800
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                           832,444
International Financial Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Banks plc                                     84,400
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge, Dublin 4

State Street Bank & Trust Co.                             150,000

Citibank NA                                                31,676
Toronto

State Street Australia Limited                             83,017
Australia

Alibank Nominees Limited                                   57,480
Allied Irish Banks, Stock Exchange and Trust Services
Bank Centre, PO Box 512
Dublin, Ballsbridge

Bank of Ireland Nominees Limited                          814,553
Bank of Ireland
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

Citibank N.A. (Dublin)                                    115,706
IFSC House
Custom House Quay
Dublin 1

AIB Custodial Nominees Limited                               7,900

JP Morgan Chase Bank                                       166,900


Total                                                    2,535,710





Capital Research and Management Company


Registered Name


Chase Nominees Limited                                     808,235
Woolgate House
Coleman Street
London EC2P 2HD
UK

Bank of Ireland                                          2,869,397
Bank of Ireland
IFSC
1 Harbourmaster Place
Dublin 1

State Street Bank & Trust Co.                            1,747,307

Bank of Ireland Nominees Limited                         2,730,080
Bank of Ireland
IFSC
1 Harbourmaster Place
Dublin 1

Total                                                    8,155,019


Contact

Angela Malone
Company Secretary
Tel: 00 3531 6344340





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  02 July, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director